UNITED STATES OF AMERICA

	  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

			WASHINGTON, D.C.


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						:
	  In the Matter of                      :
						:    CERTIFICATE PURSUANT
     ENTERGY LOUISIANA, INC.                    :             TO
						:           RULE 24
	  File No. 70-9141                      :
						:
 (Public Utility Holding Company Act of 1935)   :
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      This  is  to certify, pursuant to Rule 24 under the  Public
Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy
Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated March 12, 1998.

     On October 7, 1999, the Parish of St. Charles, State of Louisiana (the "Parish") issued and sold, to Goldman, Sachs & Co. Incorporated, Lehman Brothers, Inc., Morgan Keegan & Company, Inc., ABN AMRO Incorporated and BNY Capital Markets, Inc., as underwriters, pursuant to a Bond Purchase Agreement dated September 30, 1999, $110,950,000 aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Entergy Louisiana, Inc. Project) Series 1999-C, issued pursuant to the Trust Indenture (Series 1999-C), dated as of October 1, 1999 between the Parish and The Bank of New York, as trustee.

     The proceeds of such sale are to be used to redeem (i) $3,385,000 in aggregate principal amount of the Parish's Pollution Control Revenue Bonds (Louisiana Power & Light Company Project) Series 1977, (ii) $2,565,000 in aggregate principal amount of the Parish's Pollution Control Revenue Bonds (Louisiana Power & Light Company Project) Series 1979, and (iii) $105,000,000 in aggregate principal amount of the Parish's Adjustable/Fixed Rate Pollution Control Revenue Bonds (Louisiana Power & Light Company Project) Second Series 1984 pursuant to the Refunding Agreement (Series 1999-C), dated as of October 1, 1999 between the Parish and the Company.

     Attached hereto and incorporated by reference are:

	  Exhibit B-5(c)    -     Execution  form  of  the  Trust
			 Indenture  (Series 1999-C)  between  the
			 Parish   and  The  Bank  of  New   York,
			 Indenture Trustee.

	  Exhibit B-11(a)   -   Execution  form of the  Refunding
			 Agreement  (Series 1999-C)  between  the
			 Company and the Parish.

	  Exhibit F-1(d)   -    Post-effective opinion of Ann  G.
			 Roy, Esq., Senior Counsel-Corporate  and
			 Securities,   Entergy  Services,   Inc.,
			 counsel for the Company.

	  Exhibit F-2(d)   -    Post-effective opinion of  Thelen
			 Reid  &  Priest  LLP,  counsel  for  the
			 Company.


	   IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 15th day of October 1999.


				 ENTERGY LOUISIANA, INC.



				 By:   /s/ Nathan E. Langston
					 Nathan E. Langston
					 Vice President and
				      Chief Accounting Officer